

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2021

David Dorwart
Chief Executive Officer
Good Gaming, Inc.
415 McFarlan Road, Suite 108
Kennett Square, PA 19348

> **Re: Good Gaming, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 19, 2021**
> **File No. 333-261250**

Dear Mr. Dorwart:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Gregory Sichenzia, Esq.